150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation
(PURSUANT TO NRS 78.1955)

Filed in the office of	Document Number
	20140016238-07
Ross Miller	Filing Date and Time
Secretary of State	01/09/2014 8:54 AM
State of Nevada	Entity Number
	E0337572010-9

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

DOGINN, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Series A Preferred Stock

The total number of shares of Series A Preferred Stock the Corporation shall have the authority to issue is Ten Million (10,000,000), with a par value of $0.001 per share. The designations, powers, preferences, rights and restrictions granted or imposed upon the Series A Preferred Stock and holders thereof are as follows:

See attachment.

3. Effective date of filing: (optional) January 17, 2014

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X ______________________________
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Series A Preferred Stock

The total number of shares of Series A Preferred Stock the Corporation shall have the authority to issue is Ten Million (10,000,000), with a par value of $0.001 per share. The designations, powers, preferences, rights and restrictions granted or imposed upon the Series A Preferred Stock and holders thereof are as follows:

(a) Liquidation Preference.

(i) In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus of any nature, an amount equal to the stated par value less the aggregate amount of all prior distributions to its Preferred Shareholders made to holders of all classes of Preferred Shares, plus any accrued previously declared but unpaid dividends (the amount so determined being hereinafter referred to as the "liquidation Preference"). No distribution shall be made to the holders of the Common Shares upon liquidation, dissolution, or winding up until after the full amount of the Liquidation Preference has been distributed or provided to the holders of the Preferred Shares.

(ii) If, upon such liquidation, dissolution or winding up the assets thus distributed among the Preferred Shareholders shall be insufficient to permit payment to such shareholders of the full amount of the Liquidation Preference, the entire assets of the Corporation shall be distributed ratably among the holders of all classes of Preferred Shares.

(iii) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, when the Corporation has completed distribution of the full Liquidating Preference to the holders of the Series A Preferred Stock, the Series A Preferred Stock shall be considered to have been redeemed, and thereafter, the remaining assets of the Corporation shall be paid in equal amounts on all outstanding shares of Common Stock.

(iv) A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation shall not be deemed a liquidation, dissolution or winding up within the meaning of this subsection 5.4(a).

(b) Conversion Rights. At any time holders of the Series A Preferred Stock who endorse the share certificates and deliver them together with a written notice of their intent to convert to the corporation at its principal office, shall be entitled to convert such shares and receive two (2) shares of Common Stock for each share being converted. Such conversion is subject to the following adjustments, terms, and conditions:

(i) If the number of outstanding shares of Common Stock has been decreased since the initial issuance of the Series A Preferred Stock (or series having conversion rights (by reason of any split, stock dividend, merger, consolidation or other

capital change or reorganization affecting the number of outstanding shares of Common Stock), the number of shares of Common Stock to be issued on conversion to the holders or Series A Preferred Stock shall not be adjusted unless by appropriate amendment of this article. If the number of outstanding shares of Common Stock has been increased since the initial issuance of the Series A Preferred Stock (or series having conversion rights (by reason of any split, stock dividend, merger, consolidation or other capital change or reorganization affecting the number of outstanding shares of Common Stock), the number of shares of Common Stock to be issued on conversion to the holders or Series A Preferred Stock shall equitably be adjusted by appropriate amendment of this article, and other articles as applicable.

(ii) Shares converted under this article shall not be reissued. The corporation shall at all times reserve and keep available a sufficient number of authorized but unissued common shares, and shall obtain and keep in effect any required permits to enable it to issue and deliver all common shares required to implement the conversion rights granted herein.

(iii) No fractional shares shall be issued upon conversion, but the corporation shall pay cash for any fractional shares of Common Stock to which shareholders may be entitled at the fair value of such shares at the time of conversion. The board of directors shall determine such fair value.

(c) Voting Rights.

(i) Voting. With respect to each matter submitted to a vote of stockholders of the Corporation, each holder of Series A Preferred Stock shall be entitled to cast that number of votes which is equivalent to the number of shares of Series A Preferred Stock owned by such holder times one hundred (100). The Company shall not, without the affirmative vote or written consent of the holders of at least a majority of the outstanding Series A Preferred Stock (i) authorize or create any additional class or series of stock ranking prior to or on a parity with the Series A Preferred Stock as to the dividends or the distribution of assets upon liquidation, or (ii) change any of the rights, privileges or preferences of the Series A Preferred Stock.

(ii) Class Vote. Except as otherwise required by law or by this Section (c), holders of the Corporation's Common Stock and Series A Preferred Stock shall vote as a single class on all matters submitted to the stockholders.